AEM SPA



RECEIVED

2006 NOV -3 P 12:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/300/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER



06018115

October 27, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA



PRESS RELEASE

THE SHAREHOLDERS' MEETING RENEWS ITS AUTHORISATION TO PURCHASE AND DISPOSE OF OWN SHARES

Milan, 27 October 2006 – The Ordinary Meeting of the Shareholders of Aem S.p.A., which met today at first call, has renewed the authorisation to purchase and sell the company's own shares, for a period of eighteen months from the data of the shareholders' deliberation. Pursuant to article 2357 of the Civil Code, the own shares the company holds may in no case exceed one tenth of the share capital, which is 180,004,740 shares, taking the own shares the company already holds into account (as of today, 16,159,850 shares, equal to approximately 0.898% of the capital). The purchases will be made within the limits of the s available profits and reserves as shown on the last regularly approved balance sheet.
The purchase operations will be performed in accordance with the provisions of article 132 of legislative decree no. 58 of 24 February 1998, and article 144-*bis* of the Regolamento Emittenti (Issuers' Regulations) adopted by CONSOB in deliberation no. 11971 of 14 May 1999, at a price no more than 5% and no less than 5% of the reference price recorded for the share in the Stock Market session preceding each individual purchase operation, and using the operational methods specified in article 144-*bis*, subsection 1, paragraphs a), b), c) and d) of the Regolamento Emittenti.
The Shareholders' Meeting also authorised the directors to use, particularly for sale operations, own shares acquired through cash operations, and in this case the sales will be made in the Stockmarket on which they are listed and/or outside. the Stock Market, at a price that is at lea t 95% of the reference price recorded for the share in the Stock Market session preceding each individual operation, or through trades, swaps, transfers and any other act of disposal, in the context of extraordinary financial operations or industrial projects, and in this case with no price limitations.

For further information:
AEM S.p.A. Media Relations
tel. (39) 027720.3879
ufficiostampa@aem.it
www.aem.it

Investor Relations
tel. (39) 027720.3879
ir@aem.it